UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

Videocon D2H to Merge with Dish TV creating a leading cable & satellite distribution platform in India

New Delhi, November 11, 2016 – The Board of Directors of Dish TV (NSE: DISHTV) (“Dish TV”) and Videocon d2h Limited (NASDAQ: VDTH) (“Vd2h”) today approved a scheme of arrangement for the amalgamation of Vd2h into Dish TV (the “Scheme”) and the execution of definitive agreements in relation to such amalgamation (the “Proposed Transaction”).

Following the closing of the Proposed Transaction, the merged entity will be renamed as Dish TV Videocon Limited (“Dish TV Videocon”). Pursuant to the Scheme, Dish TV Videocon shall issue 857.791 million shares as consideration for the Scheme and the Vd2h shareholders shall be allotted 2.021 new shares of Dish TV Videocon for every one share held in Vd2h (subject to certain adjustments as set out in the Scheme), which would result in Dish TV shareholders owning 1,066.861 million existing shares or 55.4% of Dish TV Videocon, and Vd2h shareholders owning 857.791 million new shares or 44.6% of Dish TV Videocon.

Dish TV Videocon will be led by Jawahar Lal Goel as Chairman and Managing Director, combining the strength of senior and operating management teams while offering further career growth opportunities for employees of the two merging companies. The Vd2h principals shall have the right to nominate two directors on the Dish TV Videocon Board, one of whom shall be Vice Chairman and the other a Deputy Managing Director.

The Proposed Transaction is expected to create a leading cable and satellite distribution platform in India. Dish TV Videocon would serve 27.6 million net subscribers in India, as of September 30, 2016 on a pro forma basis, out of a total of 175 million TV households in India highlighting significant room for growth. The combined entity would have revenue of Rs. 59,158 mn and EBITDA2 of Rs. 18,262 mn on a pro forma basis for the fiscal year ended 31 March 2016 positioning it as a leading media company in India. The Proposed Transaction is expected to provide better synergies and growth opportunities and enable Dish TV Videocon to provide differentiated and superior service to all customers through deeper after-sales, distribution and technology capabilities, and also become a more effective partner for TV content providers in India.

Jawahar Lal Goel, Chairman and Managing Director of Dish TV said: “We are pleased to announce this combination at a time when the cable & satellite Industry in India is rapidly progressing on the path to digitization. This transaction, that brings together two powerhouse brands of the cable & satellite Industry in India, will provide us with a gateway to harness growth opportunities in an ultra competitive multi player environment. This combine will enhance value for all stakeholders – Consumers, Government, Employees and Shareholders. Dish TV has been a pioneering and path breaking company which has taken the pain and responsibility of establishing many new processes, like the electronic & digital payments system that were the business need of the initial years and went on to become the industry norm of a dynamic and throbbing Industry. Now we take the next leap in our very exciting and exhilarating journey”

1 The fully diluted share count of Dish TV at 1,066,863,665 shares, which will lead to 857,785,766 shares of Dish TV Videocon being issued to Vd2h shareholders. Exchange ratio rounded off to two decimal places. One Vd2h ADS represents four equity shares of Vd2h.

2 Dish TV EBITDA are reported EBITDA figures, while Vd2h EBITDA are reported adjusted EBITDA figures; EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from Dish TV and Vd2h, limiting their usefulness as comparative measures

Saurabh Dhoot, Executive Chairman of Vd2h said: “Since the commercial launch of Vd2h seven years ago, we have created a highly successful and high-growth DTH business with a solid foundation. We went public on the NASDAQ with a vision to take the company to the next level and emerge as a leading, innovative and highly profitable Indian media platform. Today we are very excited about this strategic combination to create a solid platform with decisive and proven leadership at the front would lead Dish TV Videocon to create value for all stakeholders, our customers, employees, and our shareholders.”

At the close of the Proposed Transaction, the current promoters of Dish TV shall continue as promoters of Dish TV Videocon. The Dish TV principals are also in discussion with the Vd2h principals to purchase some of the Vd2h principals’ shares in Dish TV Videocon post the amalgamation, details of which are likely to be finalized soon.

Upon closing of the Proposed Transaction, Dish TV Videocon shall continue to be listed on the National Stock Exchange of India and the BSE Limited in India and on the Luxembourg Stock Exchange in the form of GDRs. In the Scheme, holders of Vd2h ADRs will receive their new shares in the form of GDRs, unless they elect to receive and hold new shares directly.

The Proposed Transaction remains subject to approvals, including from the Securities and Exchange Board of India, the stock exchanges, shareholders and creditors of both companies, the Competition Commission of India, the High Court of Bombay and the Ministry of Information and Broadcasting. The Proposed Transaction is expected to close in the second half of 2017.

Morgan Stanley is acting as exclusive financial advisor to Dish TV and YES Securities (India) Limited is acting as lead financial advisor to Vd2h. The other advisors involved in the transaction are EY, SR Batliboi & Co. LLP, Luthra & Luthra Law Offices for Dish TV, and KPMG, Shardul Amarchand Mangaldas & Co., and Edelweiss Capital for Vd2h. Shearman & Sterling is acting as international legal advisor to both Dish TV and Vd2h in respect of the, US federal securities law and related aspects of the Proposed Transaction.

About Dish TV

Dish TV is Asia Pacific’s largest direct-to-home (DTH) company. Dish TV has on its platform more than 582 channels & services including 22 audio channels and over 55 HD channels & services. Dish TV offers a host of active services including Comedy Active, Playin TV Active, Kids Active and Games Active. Other Active services include Anandam Active, Ibadat Active, Music Active and Job Active etc. Dish TV uses the NSS-6 satellite platform along with the Asiasat 5 and SES-8 platforms which makes its total bandwidth capacity equal 828 MHz, amongst the largest held by any DTH player in the country. The Company has a vast distribution network of over 2,268 distributors & over 244,668 dealers that span across 9,322 towns in the country. Dish TV has more than 1,090 service franchisees that strive to achieve a TAT of 4 hours for customer service. Dish TV has thirteen 24* 7 call centres catering to 11 different languages to take care of subscriber requirement at any point in time. For more information on the company, please visit www.dishtv.in

About Vd2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 570 channels and services. Vd2h is launching HD Smart Connect Set top Box (Connected Set top box) which converts your existing normal TV into a Smart TV. The Connected set top box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc through applications residing on STB. Powered by the MPEG-4 and DVB-S2 technology, Vd2h transforms your TV into a hub of entertainment and knowledge. It offers a wide range of active services including Smart English, Smart Games. The other active services include d2h Hollywood HD, d2h music, d2h spice, d2h cinema in both Standard Definition and HD, etc. It launched India’s first 4K Ultra HD DTH channel service. Vd2h offers India’s first Radio Frequency Remote Control. Vd2h has a pan India sales & distribution channel, strong service orientation and a track record of introducing technologically innovative product and service offerings. Vd2h has over 300 own service centres spread across 7,500 towns in India to attend and resolve the service issues within four to six hours. For more details on the company, please visit www.videocond2h.com

Disclaimer

In furnishing this press release, neither Videocon d2h Limited, Dish TV India Limited nor its associates and affiliates, nor any of their respective officers, directors, advisors, undertake any obligation to provide to the recipient (a) access to any additional information or to update this document, or (b) to correct any inaccuracies therein which may or may not become apparent.

The proposed transaction is subject to approval of various regulatory and other authorities, including without limitation, the Competition Commission of India, the Securities and Exchange Board of India, the Ministry of Information and Broadcasting and the High Court of Bombay.

Forward Looking Statements

This press release may contain forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in Vd2h’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at http://www.sec.gov. All information provided in this press release is as of the date hereof, unless the context otherwise requires. Other than as required by law, Vd2h does not undertake to update any forward-looking statements or other information in this press release.

Further Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for, or any invitation to purchase or subscribe for, or the solicitation of an offer to purchase or otherwise subscribe for any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposed Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of Dish TV or Vd2h in any jurisdiction in contravention of applicable laws. The Proposed Transaction will be made solely pursuant to the Scheme which will contain the full terms and conditions of the Scheme, including details of how to vote in respect of the Scheme. Any vote or response in relation to the Scheme should be made solely on the basis of the Scheme Document.

This announcement does not constitute a prospectus or prospectus equivalent document.

Notice to U.S. Investors

The Proposed Transaction relates to the shares of an Indian company and is being made by means of a scheme of arrangement provided for under Sections 391 to 394 of the Companies Act, 1956 and/or applicable Sections of the Companies Act, 2013. The Proposed Transaction, implemented by way of a scheme of arrangement, is not subject to the U.S. tender offer rules and is not subject to the U.S. proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended. Accordingly, the Proposed Transaction is subject to the disclosure requirements and practices applicable to a scheme of arrangement involving a company in India, which differ from the disclosure requirements of United States tender offer and proxy solicitation rules.

The new shares of Dish TV Videocon to be issued pursuant to the Scheme have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. New shares of Dish TV Videocon to be issued pursuant to the Scheme will be issued pursuant to the exemption from registration provided by Section 3(a)(10) under the Securities Act.

Neither the SEC nor any U.S. state securities commission has approved or disapproved of the new shares of Dish TV Videocon to be issued pursuant to the Scheme, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Dish TV and Vd2h are incorporated under the laws of India. In addition, most their respective officers and directors reside outside the United States, and some or all of their assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Dish TV, Vd2h or their respective officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Dish TV or Vd2h or any of their respective officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Investor Relations Contact: Nupur Agarwal Videocon d2h Limited nupur.agarwal@d2h.com +91-22-4255-5000	Media Relations Contact: Sugato Banerji Videocon d2h Limited sugato.banerji@d2h.com +91-22-4255-5000

For more details, please refer to the investor presentation uploaded on the company website: ir.videocond2h.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 11, 2016

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman